GREEN MOUNTAIN POWER CORPORATION
                                 163 Acorn Lane
                            Colchester, Vermont 05446

March  28,  2005

VIA  EDGAR

Securities  and  Exchange  Commission
Judiciary  Plaza
450  Fifth  Street,  N.W.
Washington,  DC  20549
Attention:  Document  Control  -  EDGAR

GREEN  MOUNTAIN  POWER  CORPORATION  -  ANNUAL  REPORT  ON  FORM  10-K

Ladies  and  Gentlemen:

Green Mountain Power Corporation, a Vermont corporation (the "Company"), submits for electronic filing, pursuant to Item 101(a) of Regulation S-T, the Company's Annual Report on Form 10-K for the period ending December 31, 2004 (the "Report").

If you have any questions or comments regarding the foregoing, please do not hesitate to call the undersigned at 802-655-8459.

Very  truly  yours,


/s/James  R.  Haddad
--------------------
James  R.  Haddad
Manager,  Financial  Reporting

Enclosures